Exhibit 99.1

Sogou Announces Third Quarter 2018 Results

BEIJING, China, November 5, 2018 — Sogou Inc. (NYSE: SOGO) (“Sogou” or “the Company”), an innovator in search and a leader in China’s internet industry, today announced its unaudited financial results for the third quarter 2018, ended September 30, 2018.

Third Quarter 2018 Highlights

•                      Total revenues1 were $276.6 million, a 7% increase year-over-year.

•                      Net income attributable to Sogou Inc. was $23.9 million, a 23% decrease year-over-year. Non-GAAP2 net income attributable to Sogou Inc. was $28.0 million, a 10% decrease year-over-year.

•                      Sogou Mobile Keyboard had 405 million DAUs (daily average users), up 32% year-over-year. As China’s largest voice app, it processed up to 500 million daily voice requests.

“In the third quarter, we recorded healthy growth in our core businesses,” said Xiaochuan Wang, CEO of Sogou. “As the second largest search engine by mobile queries in China, we continued to grow our core search revenues faster than the industry average. Driven by our commitment to providing users with reliable, trustworthy information to help them address their key problems, we further enriched our search platform with high-quality content for popular verticals such as healthcare. This drove a significant year-over-year increase in mobile healthcare queries.”

“For our mobile keyboard business, we continued to leverage AI-driven innovation to make it more efficient for users to communicate. These AI initiatives enabled us to achieve solid growth in both our user base and market share. In the third quarter, Sogou Mobile Keyboard continued to cement its position as both the leading mobile keyboard as well as China’s largest and most popular voice app. According to iResearch, Sogou Mobile Keyboard remained the third largest mobile app in China.”

Mr. Wang added, “During the quarter, we increased our investments in the development of our industry-leading AI technologies and continued to integrate them into Sogou Search, Sogou Mobile Keyboard and our smart hardware products. We are committed to driving the development of language-centric AI technology and are confident this will enable us to fuel the sustainable growth of our platform.”

Joe Zhou, CFO of Sogou, said, “Our third-quarter revenues reached $276.6 million, in line with expectations, with core search revenues up 13% year-over-year. Going forward, we expect to see long-term, sustainable growth in our search business as we continue to deliver on our strategy of differentiation. We are also confident that, while near term smart hardware sales will be impacted, our upgraded smart hardware strategy will better position us to create more competitive products and drive long term growth in this segment.”

Third Quarter 2018 Financial Results

Total revenues were $276.6 million, a 7% increase year-over-year.

•                      Search and search-related revenues3 were $255.3 million, a 13% increase year-over-year. The increase was primarily due to growth in auction-based pay-for-click services, driven by improved monetization and continued traffic growth in mobile search.  There was a one-time adverse impact from a 10-day suspension of a portion of the Company’s advertising services in early July that was implemented to ensure compliance with government regulations. As previously announced, the measures were taken following a government investigation into certain non-compliant advertisements displayed on Sogou’s platform in June 2018. Auction-based pay-for-click services accounted for 82.7% of search and search-related revenues, compared to 83.8% in the corresponding period in 2017.

•                      Other revenues were $21.3 million, a 33% decrease year-over-year. The decrease was primarily due to lower sales of smart hardware products following a decision to upgrade the smart hardware strategy to better leverage Sogou’s AI capabilities and improve product competitiveness. During the quarter, the Company continued to phase out hardware products that are not AI-enabled and focus resources on developing products that integrate its leading AI technologies.

Cost of revenues was $173.6 million, a 33% increase year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $135.2 million, a 58% increase year-over-year, representing 48.9% of total revenues, compared to 33.3% in the corresponding period in 2017. The increase was driven by price inflation as a result of increased competition.

Gross profit was $102.9 million, a 19% decrease year-over-year. Non-GAAP gross profit was $103.2 million, a 19% decrease year-over-year.

Total operating expenses were $109.7 million, a 20% increase year-over-year.

•                      Research and development expenses were $50.6 million, a 26% increase year-over-year, representing 18.3% of total revenues, compared to 15.7% in the corresponding period in 2017. The increase was primarily due to an increase in salary and benefits expenses, and share based compensation expense, reflecting continued efforts to strengthen AI capabilities.

•                      Sales and marketing expenses were $43.6 million, a 3% decrease year-over-year, representing 15.8% of total revenues, compared to 17.4% in the corresponding period in 2017. The decrease was primarily attributable to a decrease in marketing and promotional spending on some of the Company’s mobile products.

•                      General and administrative expenses were $15.5 million, a 149% increase year-over-year, representing 5.6% of total revenues, compared to 2.4% in the corresponding period in 2017. The increase was primarily due to a provision for loan losses as the Company extended more consumer loans through its internet finance platform, as well as an increased inventory impairment loss related to smart hardware products.

Operating loss was $6.8 million, compared to operating income of $35.7 million in the corresponding period in 2017. Non-GAAP operating loss was $2.7 million, compared to non-GAAP operating income of $36.0 million in the corresponding period in 2017.

Other income, net was $24.0 million, compared with zero in the corresponding period in 2017. The increase was primarily due to a $17.8 million gain from one of the Company’s equity investments recognized under a new accounting standard (ASC321) that became effective on January 1, 2018.

Income tax benefit was $0.4 million, compared to income tax expense of $4.6 million in the corresponding quarter of 2017. The income tax benefit resulted from a new tax incentive to encourage R&D investments. Under new PRC regulations issued in September 2018 and applicable retroactively beginning January 1, 2018, more R&D expenses become eligible for further deduction from taxable income.

Net income attributable to Sogou Inc. was $23.9 million, a 23% decrease year-over-year. Non-GAAP net income attributable to Sogou Inc. was $28.0 million, a 10% decrease year-over-year.

Basic earnings per ADS and diluted earnings per ADS were $0.06. Non-GAAP basic and diluted earnings per ADS were $0.07.

As of September 30, 2018, the Company had cash and cash equivalents and short-term investments of $1.1 billion, compared with $1.0 billion as of December 31, 2017. Net loans receivable in the amount of $33.9 million represented amounts receivable under small consumer loans extended through the Company’s internet finance platform. Net operating cash inflow for the third quarter of 2018 was $85.3 million. Capital expenditures for the third quarter of 2018 were $22.2 million.

On a constant currency (non-GAAP) basis, if the exchange rate in the third quarter of 2018 had been the same as it was in the third quarter of 2017, or RMB 6.66=$1.00, total revenues in the third quarter of 2018 would have been $282.6 million, or $6.0 million more than GAAP total revenues, and up 10% year-over-year.

2 Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

3 The Company has adopted ASU No. 2014-09, ‘‘Revenue from Contracts with Customers” beginning January 1, 2018. The only major impact of the standard is that revenues and expenses related to advertising barter transactions are recognized beginning January 1, 2018. The impact for this quarter is approximately $5.3 million for both revenues, and cost of revenues and expenses.

Recent developments

On October 19, 2018, Mr. Joseph Chen resigned as a member of the board of directors of the Company (the “Board”) and as a member of the audit committee of the Board (the “Audit Committee”) for personal reasons. Ms. Jinmei He was appointed by the Company’s controlling shareholder Sohu.com Limited (“Sohu”) to serve on the Board as a Sohu designee pursuant to the Company’s articles of association, effective October 19, 2018, and was appointed by the Board to be a member of the Audit Committee, effective November 3, 2018.

Ms. He joined Sohu in 1997 and served as a Vice President in charge of the online gaming business from 2002 to 2005. She has been a self-employed investor in the public equity markets and in real estate in the United States since 2005. Ms. He received a Bachelor of Civil Engineering from Southwest Jiaotong University.

Business Outlook

For the fourth quarter of 2018, Sogou expects total revenues to be in the range $292 million to $307 million, representing a 5% to 11% increase year-over-year, or an 11% to 17% increase year-over-year in RMB terms.

For the fourth quarter 2018 guidance, the Company has adopted a presumed exchange rate of RMB 7.00 = $1.00, as compared with the actual exchange rate of approximately RMB6.61 = $1.00 for the fourth quarter of 2017, and RMB 6.81 = $1.00 for the third quarter of 2018.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Sogou’s management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou’s management believes that excluding share-based compensation expense is useful for management’s internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and this is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company’s monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sogou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company’s business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sogou’s next quarterly earnings announcement. However, Sogou reserves the right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sogou’s and Sogou management’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; and uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search. Further information regarding these and other risks is included in Amendment No. 2 to Sogou’s Registration Statement on Form F-1 (Registration No. 333-220928) filed with the Securities and Exchange Commission on November 6, 2017, and other documents Sogou files with or submits to the Securities and Exchange Commission.

Conference Call and Webcast

Sogou’s management team will host a conference call at 7:30 am U.S. Eastern Time, (8:30 pm Beijing/Hong Kong time) on November 5, 2018, following the quarterly results announcement.

The dial-in details for the live conference call are:

U.S. Toll Free:                    +1-888-317-6003

Mainland China: 4001-206115 (Toll Free)

Hong Kong: 800-963976 (Toll Free); +852-580-81995 (Local Toll)

International: +1-412-317-6061

Passcode: 7311232

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sogou Inc. call and provide the passcode.

A replay of the conference call may be accessed by phone at the following number until November 12, 2018:

International: +1-412-317-0088

Passcode: 10125635

A live webcast and archive of the conference call will be available on the Investor Relations section of Sogou’s website at http://ir.sogou.com.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Rachael Layfield

Brunswick Group

Tel: +86 10 5960-8600

Email: sogou@brunswickgroup.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Sep. 30, 2018	Jun. 30, 2018	Sep. 30, 2017
Revenues:
Search and search-related advertising revenues	$255,312	$270,622	$225,590
Other revenues	21,255	30,794	31,755
Total revenues	276,567	301,416	257,345
Cost of revenues(1)	173,622	179,749	130,299
Gross profit	102,945	121,667	127,046
Operating expenses:
Research and development (1)	50,598	56,223	40,309
Sales and marketing (1)	43,592	33,865	44,798
General and administrative (1)	15,548	6,748	6,246
Total operating expenses	109,738	96,836	91,353
Operating (loss)/income	(6,793)	24,831	35,693
Interest income	1,732	1,763	2,390
Foreign currency exchange gain/(loss) (2)	4,521	6,136	(2,475)
Other income/(expenses), net	24,049	3,427	(42)
Income before income tax expenses	23,509	36,157	35,566
Income tax (benefit)/expenses	(409)	2,997	4,593
Net income	23,918	33,160	30,973
Net income attributable to Sogou Inc.	$23,918	$33,160	$30,973
Less: Dividends attributable to preferred shareholders	—	—	7,023
Net income attributable to ordinary shareholders	$23,918	$33,160	$23,950
Weighted average number of ordinary shares outstanding—basic	389,566	388,409	238,691
Weighted average number of ordinary shares outstanding—diluted	396,354	395,163	271,540
Net income per ordinary share—basic	$0.06	$0.09	$0.10
Net income per ordinary share—diluted	$0.06	$0.08	$0.09
Net income per ADS—basic	$0.06	$0.09	$0.10
Net income per ADS—diluted	$0.06	$0.08	$0.09

(1)Share-based compensation expense included in:
Cost of revenues	$234	$263	$—
Research and development	3,008	3,637	309
Sales and marketing	373	427	7
General and administrative	514	720	—
	$4,129	$5,047	$316

(2) Foreign currency exchange gain/(loss), mainly arising from our cross-border RMB-denominated intragroup loans, is a result of depreciation or appreciation, respectively, of the RMB.

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2018	As of Dec. 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$229,704	$694,207
Short-term investments	846,743	339,006
Accounts receivable, net	96,862	69,967
Loans receivables, net	33,930	—
Prepaid and other current assets	38,106	15,091
Due from related parties	2,273	2,971
Total current assets	1,247,618	1,121,242
Long-term investments	60,831	30,152
Fixed assets, net	139,368	139,209
Goodwill	5,612	5,908
Intangible assets, net	736	1,328
Deferred tax assets, net	11,285	15,006
Other assets	8,967	8,191
Total assets	$1,474,417	$1,321,036
LIABILITIES
Current liabilities:
Accounts payable	$116,523	$73,018
Accrued and other short term liabilities	154,362	164,269
Receipts in advance	81,161	66,199
Accrued salary and benefits	27,387	29,719
Taxes payable	52,507	56,481
Due to related parties	65,000	23,109
Total current liabilities	496,940	412,795
Total liabilities	$496,940	$412,795

SHAREHOLDERS’ EQUITY
Sogou Inc. shareholders’ equity	977,477	908,241
Total shareholders’ equity	977,477	908,241
Total liabilities and shareholders’ equity	$1,474,417	$1,321,036

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Sep. 30, 2018				Three Months Ended Jun. 30, 2018				Three Months Ended Sep. 30, 2017
	GAAP	Non-GAAP Adjustments(1)		Non-GAAP	GAAP	Non-GAAP Adjustments(1)		Non-GAAP	GAAP	Non-GAAP Adjustments(1)		Non-GAAP
Gross profit	$102,945		$234	$103,179	$121,667		$263	$121,930	$127,046		$—	$127,046

Gross margin	37%			37%	40%			40%	49%			49%

Operating expenses	$109,738		$(3,895)	$105,843	$96,836		$(4,784)	$92,052	$91,353		$(316)	$91,037

Operating Profit	$(6,793)		$4,129	$(2,664)	$24,831		$5,047	$29,878	$35,693		$316	$36,009

Operating margin	-2%			-1%	8%			10%	14%			14%

Income tax (benefit)/expenses	$(409)	$		$(409)	$2,997	$		$2,997	$4,593	$		$4,593

Net income	$23,918		$4,129	$28,047	$33,160		$5,047	$38,207	$30,973		$316	$31,289

Net income attributable to Sogou Inc.	$23,918		$4,129	$28,047	$33,160		$5,047	$38,207	$30,973		$316	$31,289

Net margin attributable to Sogou Inc.	9%			10%	11%			13%	12%			12%

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.

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